                                               FILED PURSUANT TO RULE 424(B)(3)
                                               FILE NO: 333-47619



                                 434,848 Shares

                            MEMBERWORKS INCORPORATED

                                  Common Stock
                        ---------------------------------

         The 434,848 shares (the "Shares") of Common Stock of MemberWorks Incorporated, a Delaware corporation ("MemberWorks" or the "Company"), offered by this Prospectus were issued in connection with the merger of a wholly-owned subsidiary of MemberWorks with and into Coverdell & Company, Inc., a Georgia corporation ("Coverdell"), which was consummated on April 2, 1998 (the "Merger"). The Shares may be sold from time to time by or on behalf of certain former stockholders of Coverdell (the "Selling Shareholders") who are described in this Prospectus under "Selling Shareholders." As part of the Merger, the Company has agreed to register the Shares under the Securities Act of 1933, as amended (the "Securities Act"). The Company has also agreed to use its best efforts to cause the registration statement covering the Shares to remain effective until June 30, 1998, provided the Company is then making available "current public information" within the meaning of Rule 144(c) under the Securities Act (and if such information is not then being made available by the Company, then until the first date thereafter that the Company is making such information available). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. See "Use of Proceeds."

         The Selling Shareholders may from time to time sell the shares covered by this Prospectus on the Nasdaq National Market in ordinary brokerage transactions, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution." The shares are quoted on the Nasdaq National Market under the symbol "MBRS".

         The Company will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers ("NASD") and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the reasonable fees and disbursements of the Company's outside counsel and independent accountants, but excluding underwriting discounts and commissions and transfer or other taxes and other costs and expenses incident to the offering and sale of the shares to the public which shall be borne by the Selling Shareholders.

         The shares offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 7 hereof.

                        ---------------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                        ---------------------------------

                  The date of this Prospectus is April 2, 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company is required to file electronic versions of these materials with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The shares of the Company are traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Shares offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated herein by reference:

         (1) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997;

         (2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1997 and December 31, 1997; and

         (3) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A and any amendments or reports filed for the purpose of updating such description.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to: the Chief Financial Officer of the Company, 680 Washington Blvd., Suite 1100, Stamford, Connecticut 06901, (203) 324-7635.




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
         No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

                         SELECTED FINANCIAL INFORMATION

         The selected consolidated statements of operations data for each of the years ended June 30, 1993, 1994, 1995, 1996 and 1997 are derived from the audited consolidated financial statements incorporated herein by reference and for the three months ended September 30, 1996 and 1997 set forth below are derived from the unaudited consolidated financial statements of the Company incorporated herein by reference. The earnings (loss) per share data has been restated for all periods presented in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings per Share".

                                                                                                         THREE MONTHS ENDED
                                                               YEAR ENDED JUNE 30,                          SEPTEMBER 30,
                                          ---------------------------------------------------------     --------------------
                                            1993        1994         1995        1996        1997         1996         1997
                                          --------    --------    ---------    --------    --------     --------     -------

                                                                                                     (IN THOUSANDS, EXCEPT PER
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)                  SHARE DATA)

CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenues from membership fees             $ 17,269    $ 25,830    $  41,547    $ 57,012    $ 79,174     $ 17,196     $24,553
Total expenses                              21,527      31,846       52,279      62,259      83,032       18,794      24,206
Net (loss) income                          ($4,258)    ($6,016)    ($10,732)    ($5,247)    ($3,858)     ($1,598)    $   347

Basic (loss) earnings per share and
diluted (loss) earnings per share           ($0.45)     ($0.64)      ($1.14)     ($0.49)     ($0.35)      ($0.14)    $  0.02

Weighted average common shares
outstanding                                  9,420       9,768        9,953      11,956      13,901       12,146      14,736
Weighted average common shares and
common equivalent shares outstanding
for dilutive calculation                     9,420       9,768        9,953      11,956      13,901       12,146      16,182


                                   THE COMPANY

         The following summary is qualified by the more detailed information appearing elsewhere in this prospectus or incorporated herein by reference. Certain of the information contained in this prospectus or incorporated herein by reference, including information with respect to the Company's plans and strategies for its business, are forward- looking statements. For a discussion of important factors that could cause actual results to differ materially from these forward-looking statements, see "Risk Factors."

         The Company believes, based on its senior management's knowledge of the industry and its relationships with major credit card issuers in banking, oil and retail, that it is a leading designer and provider of innovative membership service programs. The Company designs and manages innovative membership programs providing substantial benefits to member consumers, those organizations offering the programs and vendors whose products and services are offered through the programs. The Company addresses the needs of organizations seeking to leverage the expertise of an outside provider in offering these programs. In return for providing the Company with customer lists, the Company's clients receive royalty payments. Clients also benefit because the programs are designed and managed to strengthen the relationship between clients and their customers. The Company offers its programs to increasingly sophisticated consumers seeking economy, efficiency and convenience in their purchase of products and services. Members save time by telephonically purchasing goods and services and obtaining useful information. Members also benefit because the vendors agree to allow discounts for products and services not generally available to non-members. For participating vendors, the programs provide the opportunity to reach a large number of demographically attractive members at minimal incremental marketing cost. The Company's programs are primarily marketed to credit card holders through arrangements with its client organizations including banks, retailers, major oil companies and other credit card issuers.

         The Company's nine membership service programs, which combined had approximately 2.3 million members as of December 31, 1997, offer unique and valuable services, information and savings opportunities. The service programs are marketed under the name of the program on behalf of the client and are designed and developed to capitalize on the client's existing relationship with its customers or other constituents. In general, membership fees, which may be payable monthly or annually depending on the program, ranged from approximately $40 per year to approximately $107 per year during fiscal 1997. The Company can create customized service programs for clients based on elements of its standard programs. Currently, the Company markets the following nine programs.

- Health Trends(R) is a unique membership program for the health conscious individual or family, providing convenient information and substantial savings on quality health and personal care services and maintenance.

- The Countrywide Dental Program(R) ("CDP") consists of a network of independent dentists in 47 states who have agreed to accept a reduced fee schedule for subscribers in the program, CDP is not an insurance plan, but can be used with any dental insurance program to reduce a member's insurance co-payments.

- The Countrywide Dental and Health Program(sm) offers a combination of benefits from the Company's Countrywide Dental Program and HealthTrends services. This combined service provides members and their families dental services at special discounted rates in addition to substantial discounts on eyewear, pharmaceuticals, hearing aids and chiropractic benefits.

- Travel Arrangements(sm) is a comprehensive discount travel program that offers substantial savings and convenience on a broad range of business, leisure, and vacation travel services.

- Connections(sm) is designed to provide savings to members on a broad range of entertainment and leisure time activities and contains a shopping service for substantial savings on a wide array of merchandise.

- Leisure Advantage(sm) provides discounts on many types of sports and athletic merchandise, apparel, and services.

- MoneyMaster(sm) helps members plan for and manage their personal finances, taxes, insurance, and retirement planning. This service complements and can integrate some of the benefits currently offered by the Company's financial institution clients.

- Home PC Link(sm) offers a wide range of assistance to the first time computer purchaser as well as to existing users seeking information on upgrading their systems and enhancements.

- Essentials(sm) offers fitness, fashion and beauty services for men and women, through discounts on clothing, haircuts, health clubs and nutrition counseling.

         In general, members subscribe for renewable one-year memberships in the Company's programs. When consumers agree to enroll in a program, they generally receive a trial membership. During this time, the member may use the program's services without obligation, as outlined in a membership brochure received by mail along with a membership card and membership identification number. The brochure outlines in detail the benefits which the service offers and contains toll free numbers which may be called to access service benefits and information. In the event that a consumer elects not to participate in the service, he or she can call a toll free number during the trial period to cancel the service without charge. Trial memberships are generally for a period of 30 days and there are no conditions with respect to the ability of the consumer to terminate a trial membership. The Company does not record any revenue with respect to trial memberships.

         If the membership is not canceled during the trial period, the consumer is charged the annual membership fee. In the event that the member does not cancel the membership after the initial membership term, he or she generally receives a renewal kit in the mail in advance of each membership year and is charged for the succeeding year's membership fee. During the course of an initial annual membership term or renewal term, a member is free to cancel a membership in the program, generally for a complete refund of the membership fee for that period.

         The Company offers its service programs to consumers through clients, such as credit card issuers, who have an existing relationship with those consumers. The client provides the Company with lists of consumers which the Company inputs into its database management system to model, analyze and identify likely members. The Company pays the client an annual royalty for initial and renewal membership fees received by the Company from consumers provided to it by the client. The royalties paid to clients by the Company average approximately 20% of initial and renewal membership fees.

         The Company has developed a consultative product development process coordinating the efforts of its sales and marketing group with those of its client management group in order to anticipate client needs for new product offerings. The Company's senior management works with both of these groups to develop and refine new program concepts and then to introduce the new program. An important factor in the Company's ability to develop innovative programs is its emphasis on telemarketing, which allows it to obtain and analyze market trend information quickly. The Company believes this method of product development has allowed it to respond quickly and effectively to market demand for new programs.

         The Company believes that it was the first membership company to introduce aggregated discount services in the areas of health, sports, fashion and beauty, financial and personal computer programs. The Company also believes that all of its programs are innovative with respect to the variety and quality of particular services, discounts and other features which those programs offer. By bundling and reconfiguring various features of its standard programs, the Company can customize a program to the particular needs and demands of its clients.

         In addition to marketing its programs directly to consumers through lists provided by credit card issuers and other businesses and organizations, the Company has begun to provide membership service programs on a wholesale basis. Typically, the Company works with a wholesale client to incorporate elements from one or more of its standard service programs in the design of a custom program for the client. The client will then provide the membership in the customized format to its customers as a value-added feature. The client pays the Company the membership fees for the customers who receive the service program. Wholesale programs substantially reduce the cost for the Company to acquire new members, which results in higher profit margins for the Company. Accordingly, the Company provides membership in the service program for fees which are less than the Company's standard fees for the program. To date, substantially all of the Company's revenues have been from individual memberships.

         The Company is also actively developing new distribution channels. MemberLink(sm) is an arrangement where inbound callers to a client, meeting certain criteria, are offered the Company's membership service programs by a client's service representative or by a MemberWorks membership service representative through a call transfer.

         On the date of this Prospectus, the Company will have completed its merger with Coverdell & Company, Inc. ("Coverdell"), pursuant to which Coverdell, a leading direct marketer of life, accident and health insurance products to checking account customers of large financial institutions, became a wholly-owned subsidiary of the Company. Under the terms of the agreement, Coverdell's stockholders received 434,848 shares of the Company's Common Stock and three million dollars in cash in exchange for all outstanding shares of Coverdell. The acquisition of Coverdell will be accounted for as a purchase under the purchase method of accounting.

                                  RISK FACTORS

         From time to time, information provided by the Company or statements made by its employees may contain forward-looking information. The Company's actual future results may differ materially from those projections or suggestions made in such forward-looking information as a result of various potential risks and uncertainties, including, but not limited to, the factors discussed below.

HISTORY OF LOSSES

         The Company has historically incurred significant operating losses. As of December 31, 1997, the Company had an accumulated deficit of approximately $42.3 million. For fiscal years 1997 and 1996, the Company incurred net losses of approximately $3.9 million and $5.2 million, respectively. Although the Company has experienced revenue growth in recent periods, such growth rates may not be sustainable and are not indicative of future operating results. There can be no assurance that the Company will maintain profitability in the future.

DEPENDENCE ON CLIENTS; CLIENT CONCENTRATION

         The Company obtains substantially all of the information necessary to the Company's marketing efforts from customer lists supplied by its clients. Clients provide the lists to the Company for use in marketing a single, specific program which has been pre-approved by the client. As a result, the Company's ability to market a new program to an existing customer base or an existing program to a new customer base is dependent on first obtaining approval from a client. There can be no assurance that the Company will continue to obtain such approvals.

         Approximately 44.5% of the Company's revenues for the year ended June 30, 1997 was attributable to members solicited from the customer lists provided by two key clients. There can be no assurance that one or more of the Company's key or other clients will not terminate its relationship with the Company or that clients will provide additional customer lists to the Company for use in further marketing new or existing membership programs. Termination or expiration of a key client relationship could have a material adverse effect on the future revenues from existing programs of which such client's customers are members and on the Company's ability to further market new or existing programs through such client.

DEPENDENCE ON MEMBERSHIP RENEWALS

         The Company generally incurs losses and negative cash flow during the initial year of an individual membership program, as compared to renewal years, due primarily to higher marketing costs associated with initial member procurement. In addition, the Company experiences a higher percentage of cancellations during the initial membership period as compared to renewal periods. During an initial annual membership term or renewal term, a member may cancel his or her membership in the program, generally for a complete refund of the membership fee for that period. Accordingly, the profitability of each of the Company's programs depends on recurring and sustained membership renewals.

FLUCTUATIONS IN OPERATING RESULTS

         The Company's quarterly revenues, expenses and operating results have varied significantly in the past and are likely to vary significantly from quarter to quarter in the future. Factors which affect the Company's financial results include: the timing and cancellation of customer orders; the Company's ability to introduce new programs on a timely basis; the introduction of programs by the Company's competitors; market acceptance of the Company's and its clients' programs; the timing of investments in program development; personnel changes; the demand for membership programs generally; the mix of programs offered by the Company; unanticipated service interruptions; increased costs associated with expansion of operations; the availability of vendors to support offered programs; the rate of renewal by existing members of programs; the level of enthusiasm for health and fitness, travel, entertainment and leisure activities, and other lifestyle elements underlying the Company's programs; and competitive pressures on selling prices. Many of these factors are beyond the Company's control. Because the Company determines its expenditure levels in advance of each quarter, the Company's ability to reduce costs quickly in response to any revenue shortfall is limited, and thus operating results would be adversely affected if projected revenues for a given quarter are not achieved. There also can be no assurance that future acquisitions, such as the acquisition of Coverdell, and others, if any, by the Company will not have an adverse effect upon the Company's results of operations, particularly in quarters immediately following consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations.

INTENSE COMPETITION

         Competition in the membership services market for clients, such as credit card issuers, is intense. Several of the Company's competitors offer membership programs which provide services similar to, or which directly compete with, those provided by the Company. Because contracts between clients and program providers are often exclusive with respect to a particular service, potential clients may be prohibited from contracting with the Company to promote a program if the services provided by the Company's program are similar to, or merely overlap with, the services provided by an existing program of a competitor. Most of the Company's clients provide, either directly or through third parties, programs offered by the Company's competitors. Competition for new members is also intense, particularly as the market becomes saturated with customers who are already members of competing programs. The Company's principal competitor is Cendant Corporation ("Cendant"). The Company's other competitors include large retailers, travel agencies, financial institutions and other organizations which offer benefit programs to their customers. There can be no assurance that the Company's competitors will not increase their emphasis on programs similar to those offered by the Company and more directly compete with the Company, that new competitors will not enter the market, or that other businesses will not themselves introduce competing programs. Many of the Company's current and prospective competitors, including Cendant, have substantially larger customer bases and greater financial and other resources than the Company. There can be no assurance that the Company's current or potential competitors will not provide programs comparable or superior to those provided by the Company at lower membership prices or adapt more quickly than the Company to evolving industry trends or changing market requirements.

NEW PROGRAM INTRODUCTIONS

         The Company's business is substantially dependent on its ability to develop and successfully introduce new programs which generate consumer interest. Failure to introduce new programs in a timely manner could result in the Company's competitors acquiring additional market share for a program in a particular area of consumer interest. In addition, the introduction or announcement of new programs by the Company or by others could render existing programs uncompetitive or obsolete, or result in a delay or decrease in orders for existing programs as customers evaluate new programs or select the new programs as an alternative to existing programs. Therefore, the announcement or introduction of new programs by the Company or others, or the failure by the Company to introduce new programs which have broad consumer appeal, could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON VENDORS AND TELEMARKETERS

         The Company depends on independent vendors to provide most program products and services to members and on telemarketers to market its programs to prospective members. The vendors and telemarketers operate pursuant to agreements with the Company that may be terminated by the vendor or telemarketer with limited prior notice. There can be no assurance that, in the event a vendor or telemarketer ceases operations, or terminates, breaches or chooses not to renew its agreement with the Company, a replacement vendor or telemarketer could be retained on a timely basis, if at all. In addition, vendors and telemarketers are independent contractors and the level and quality of services provided is outside the control of the Company. Any service interruptions, delays or quality problems could result in customer dissatisfaction and membership cancellations, which could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON CREDIT CARD INDUSTRY

         The Company's future success is dependent in large part on continued demand for the Company's programs from businesses within the industries served by the Company. In particular, programs marketed through the Company's credit card issuer clients accounted for substantially all of the Company's revenues in fiscal 1997. A significant downturn in the credit card industry or a trend in that industry to reduce or eliminate its use of membership programs would have a material adverse effect on the Company's business, financial condition and results of operations.

MANAGEMENT OF GROWTH

         The Company has recently experienced a period of rapid growth that has placed significant demands on its management and other resources, and continued growth, if any, could continue to place significant demands on such resources. Net sales increased from approximately $9.4 million in fiscal 1992 to $79.2 million in fiscal 1997. In addition, the number of employees increased from 76 to approximately 500 during the same period. The Company's ability to compete effectively and to manage future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage its work force. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's operations, and the failure to support the Company's operations effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

MEMBERSHIP PROGRAM INDUSTRY; NEGATIVE IMPACT OF COMPETING INDUSTRIES

         Providers of membership service programs compete for client marketing budget dollars with other marketing activities and, in particular, other forms of direct marketing activities, such as direct mail. In recent years, there have been significant advances in new forms of direct marketing, such as the development of interactive shopping and data collection through television, the Internet and other media. Many industry experts predict that electronic interactive commerce, such as shopping and information exchange via the World Wide Web, will proliferate significantly in the foreseeable future. To the extent such proliferation occurs, it could have a material adverse effect on the demand for membership service programs. Furthermore, as the telemarketing industry continues to grow, the effectiveness of telemarketing, which is the Company's major means of marketing its programs, as a direct marketing tool may decrease as a result of increased consumer resistance to telemarketing in general.

FUTURE CAPITAL NEEDS

         The Company typically incurs high costs in the year a program is introduced. Principal elements of these costs relate to hiring personnel, developing program content, contracting with vendors, drafting, testing and refining telemarketing scripts and creating membership kits for mailing to potential new program members. The Company must incur costs to market programs to each potential member, regardless of whether that individual actually becomes a paying member. The Company's capital base is smaller than that of many of its competitors, and there can be no assurance that the Company's cash resources will be able to sustain its business, particularly if it experiences a reduction in revenues for a prolonged period or if it faces substantial unexpected capital requirements. To the extent that such cash resources are insufficient to fund the Company's activities, additional funds will be required. There can be no assurance that additional financing will be available on reasonable terms or at all. If additional capital is raised through the sale of additional equity or convertible debt securities, dilution to the Company's stockholders would occur.



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

RELIANCE ON COMPUTER AND COMMUNICATIONS SYSTEMS; TECHNOLOGY RISKS

         The Company's business is highly dependent on its computer and telecommunications systems and any temporary or permanent loss of either system, for whatever reason, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the technologies on which the Company is dependent to compete effectively and meet its clients' needs are rapidly evolving and in many instances are characterized by short product life cycles or innovation. As a result, the company is dependent on ongoing, significant investment in advanced computer and telecommunications technology, including automated call distributors and digital switches, and its ability to anticipate and adapt to technological shifts. There can be no assurance that the Company will be successful in anticipating or adapting to technological changes or in selecting and developing new and enhanced technology on a timely basis.

DEPENDENCE ON TELEPHONE SERVICE

         The Company markets and services its programs primarily telephonically, and accordingly, its business is highly dependent on telephone services provided by various local and long distance telephone companies. Any significant interruption in telephone services could adversely affect the Company. Additionally, limitations on the ability of telephone companies to provide the Company with increased capacity that may be required in the future, if any, could adversely affect the Company's business, financial condition and results of operations. Rate increases imposed by these telephone companies will increase the Company's operating expenses and could materially adversely affect its business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

         The Company is highly dependent on the members of its management and marketing staff, the loss of one or more of whom could have a material adverse effect on the Company. In addition, the Company believes that its future access will depend in large part upon its ability to attract and retain highly skilled managerial and marketing personnel, particularly as the Company expands its activities. The Company faces significant competition for such personnel, and there can be no assurance that the Company will be successful in hiring or retaining the personnel it requires for continued growth, if any. The failure to hire and retain such personnel could materially and adversely affect the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION; ADVERSE PUBLICITY

         The primary means which the Company uses to market its programs is telemarketing. The telemarketing industry has become subject to an increasing amount of Federal and state regulation as well as general public scrutiny in the past several years. The Federal Telephone Consumer Protection Act of 1991 limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, and Federal Trade Commission("FTC") regulations promulgated thereunder, prohibit deceptive, unfair or abusive practices in telemarketing sales. Both the FTC and state attorneys general have authority to prevent telemarketing activities that constitute "unfair or deceptive acts or practices." Additionally, some states have enacted laws and others are considering enacting laws targeted directly at telemarketing practices, and there can be no assurance that any such laws, if enacted, will not adversely affect or limit the Company's current or future operations. Compliance with these regulations is generally the responsibility of the Company, and the Company could be subject to a variety of enforcement or private actions for any failure to comply with such regulations. The Company's provision of membership programs requires the Company to comply with certain state regulations, changes in which could materially increase the Company's operating costs associated with complying with such regulations. The risk of noncompliance by the Company with any rules and regulations enforced by a Federal or state consumer protection authority may subject the Company or its management to fines or various forms of civil or criminal prosecution, any of which could materially adversely affect the Company's business, financial condition and results of operations.

YEAR 2000 ISSUES

         The Company has analyzed its computer hardware and software in connection with dating problems that may arise with dates in the year 2000 or after and has taken action to resolve issues identified. The Company has determined that resolving issues related to this problem should not have a material impact on its financial or operating performance.

POSSIBLE VOLATILITY OF STOCK PRICE

         Factors such as fluctuations in the Company's operating results, announcements of product or service innovations or new contracts by the Company or its competitors, and market conditions for stocks of companies similar to the Company and the condition of the capital markets generally could have a significant impact on the market price of the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

         Sales of substantial amounts of shares of the Company's Common Stock in the public market following this merger could adversely affect the market price of the Company's Common Stock received by Coverdell Shareholders. Upon closing of the Merger and the issuance of 434,848 shares of the Company's Common Stock to the Coverdell stockholders, based upon the number of shares of the Company's Common Stock outstanding at December 31, 1997, and assuming no exercise after December 31, 1997 of outstanding stock options, there will be 15,135,715 shares of Common Stock of the Company outstanding. It is a condition to the closing of the Merger that Mr. Paul Coverdell is satisfied that the Coverdell family will be able to sell substantially all of the Company's shares delivered to them at the bid price at the close of the trading day immediately preceding the closing date of the Merger. The Coverdell Family currently intends to sell those shares as soon as practicable. These sales, as well as the expectation of such sales, could adversely affect the market price for the Company's Common Stock. Sales of the Company Common Stock by other Coverdell Shareholders, or the expectation thereof may have an additional adverse effect on such market price.

CONTROL BY DIRECTORS AND OFFICERS

         Upon completion of the Merger, the Company's officers and directors and their affiliates will beneficially own approximately 46% of the Company's outstanding Common Stock. These stockholders, acting together, would have the ability to significantly influence the election of the Company's directors and also may have the ability to determine the outcome of corporate actions requiring stockholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of the Company.

ANTI-TAKEOVER PROVISIONS

         The Company's Restated Certificate of Incorporation (the "Charter") requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and requires reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. The Charter provides for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. In addition, shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The Company has no present plans to issue any shares of Preferred Stock. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. These provisions, and other provisions of the Charter, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

                              SELLING SHAREHOLDERS

         The Selling Shareholders hold Shares which were issued by the Company in the Merger. If all Shares offered by the Selling Shareholders are sold, the Selling Shareholders will no longer own any Shares. The Selling Shareholders have not held any positions or offices with, been employed by, or otherwise had a material relationship with the Company within the last three years.



                                                    NUMBER OF
            NAME OF SELLING                    SHARES BENEFICIALLY            SHARES
              SHAREHOLDER                  OWNED PRIOR TO THE OFFERING     BEING OFFERED

Paul D. Coverdell                                    196,561                  196,561

Paul D. Coverdell and Vonis W.                        49,134                   49,134
Coverdell, Trustees of the Residual
Trust created under the will of
Eldon Paul Coverdell

Coverdell & Company, Inc.                             40,493                   40,493
401(K) Wealth Accumulation Plan

John J. Scroggin and Jeff B. Miller                   28,479                   28,479
as Co-Trustees of the Milner
Family Irrevocable Trust

Nancy Coverdell                                       18,896                   18,896

Todd S. Nicholson                                     16,471                   16,471

Michael D. Levison                                    40,307                   40,307

Advest for the Benefit of Michael                      1,280                    1,280
D. Levison

Michael L. Owens                                      21,072                   21,072

Michael L. Owens, Trustee F/B/O                          960                      960
Executive Management, Inc. Profit
Sharing Plan Trust

Betty R. Milner                                        5,221                    5,221

Howard Palmer                                          3,559                    3,559

Sexias G. Milner                                       1,994                    1,994

John Horn                                              1,172                    1,172


                                               NUMBER OF
            NAME OF SELLING               SHARES BENEFICIALLY            SHARES
              SHAREHOLDER             OWNED PRIOR TO THE OFFERING     BEING OFFERED

Martin Blane Clark                                891                      891

Angela Dawn Clark                                 891                      891

Patricia Michelle Fritts                          891                      891

William Allen Fritts                              891                      891

Charles Schwab                                    826                      826
Custodian FBO David A. Webber

Daniel J. Locke                                   768                      768

S. Jarvin Levison                                 640                      640

First National Bank of Onaga                      585                      585
Custodian FBO, Thomas Atkins

John E. Bohan                                     585                      585

First National Bank of Onaga                      585                      585

Custodian FBO, Roy Cail, IRA

Draft Company                                     585                      585

Warren G. Malkerson                               585                      585

First National Bank of Onaga                      292                      292
Custodian FBO, Philip L. Hanson

Ford J. Nicholson                                 234                      234



                              PLAN OF DISTRIBUTION

         The shares covered hereby may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale, but may act together with other Selling Shareholders. Such sales may be made in the over-the-counter market or otherwise, at prices related to the then current market price or in negotiated transactions, including pursuant to an underwritten offering or one or more of the following methods: (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (c) block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. The Company will indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

         In offering the shares covered hereby, the Selling Shareholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Shareholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions.

         The Company has advised the Selling Shareholders that during such time as they may be engaged in a distribution of shares included herein they are required to comply with Rules 10b-6 and 10b-7 under the Exchange Act and, in connection therewith, that they may not engage in any stabilization activity in connection with the Company's securities, are required to furnish to each broker-dealer through which shares included herein may be offered copies of this Prospectus, and may not bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities except as permitted under the Exchange Act. The Selling Shareholders have agreed to inform the Company when the distribution of the shares is completed.

         Rule 10b-6 under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

         This offering will terminate on the earlier of (a) June 30, 1998 or (b) the date on which all shares offered hereby have been sold by the Selling Shareholders.

                                  LEGAL MATTERS

         The validity of the shares offered hereby will be passed upon by Hale and Dorr LLP.

                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.